TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust No. S4 Mark Ciccone, Trustee 105 Chestnut Street, Ste 33 Needham, MA 02492	Class A Common Stock	5/21/2026	40,000	$ 716,357.19
-same as above-	Class A Common Stock	5/18/2026	46,556	$ 840,039.43
-same as above-	Class A Common Stock	4/27/2026	11,422	$ 202,521.82
-same as above-	Class A Common Stock	4/22/2026	10,453	$ 188,973.49
-same as above-	Class A Common Stock	4/8/2026	872	$ 14,652.78
-same as above-	Class A Common Stock	4/6/2026	862	$ 13,492.60
-same as above-	Class A Common Stock	3/20/2026	35,400	$ 602,472.39
-same as above-	Class A Common Stock	3/19/2026	40,000	$ 684,832.32
-same as above-	Class A Common Stock	3/18/2026	40,000	$ 698,000.84
-same as above-	Class A Common Stock	3/16/2026	111,854	$ 2,003,066.33